FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of February 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 25, 2003	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Press release of February 25, 2003 regarding subsidiary’s revised forecast of Japanese GAAP earnings and dividends for the fiscal year ending March 31, 2003 (Konami Computer Entertainment Tokyo, Inc.)

FOR IMMEDIATE RELEASE

February 25, 2003

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0573

Subsidiary’s Revised Forecast of Japanese GAAP Earnings and Dividends

for the Fiscal Year Ending March 31, 2003

(Konami Computer Entertainment Tokyo, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Tokyo, Inc. (the Company), revised its Japanese GAAP earnings forecast and dividend forecast for the fiscal year ending March 31, 2003, which were previously released on November 13, 2002.

1.	Earnings forecast for the fiscal year ending March 31, 2003 (April 1, 2002 to March 31, 2003)

(Millions of yen)

	Net Revenues	Ordinary Income	Net Income	Year-end Dividend per Share
Previous forecast (A)	11,000	3,050	1,750	¥49.00
Revised forecast (B)	13,300	4,300	2,450	¥85.50
Change (B)-(A)	2,300	1,250	700	¥36.50
Change (Percentage)	20.9%	41.0%	40.0%	¥—

2.	Reasons for the revision

During the fiscal year ending March 31, 2003, sales of Pro Evolution Soccer 2 and WORLD SOCCER WINNING ELEVEN 6:Final Evolution for the PlayStation 2, and sales of the Dance Dance Revolution series for the overseas market have been stronger than expected. As a result, net revenues, ordinary income and net income are expected to surpass the previous forecast for the fiscal year ending March 31, 2003, and the Company revised its earnings forecast upwards as shown above. Cash dividends had been based on the goal of paying out 40% of net income. However, from the fiscal year ending March 31, 2003, the Company set a goal for cash dividends equivalent to 50% of net income to return more profit to shareholders. Accordingly, cash dividends per share for the fiscal year ending March 31, 2003 have been revised from ¥49.00 to ¥85.50.

3.	Reference: Financial results for the fiscal year ended March 31, 2002 (April 1, 2001 to March 31, 2002)

(Millions of yen)

	Net Revenues	Ordinary Income	Net Income	Year-end Dividend per Share
Financial results for the year ended March 31, 2002	8,118	1,870	1,066	¥32.50

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including the above forecasts regarding the Company, are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.